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November 9, 2007

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7410

RE:          Maui Land & Pineapple Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 8, 2007

File No. 1-06510

Dear Ms. Davis:

We respectfully submit our responses to the Staff’s comments set forth in the Staff’s letter dated October 29, 2007. To assist in your review, we have included the Staff’s comments and have numbered our responses to correspond with the Staff’s comments.

Financial Statements

Consolidated Statements of Operations, page 36

1.                                       We note your line item characterized as “Operating Income” in the revenues section of your statement. Please tell us what this line item represents and how it relates to your revenues shown for your reportable segments. In addition, please modify the description to more clearly describe its nature to avoid investor confusion.

Company Response:

1.                                       “Operating income” in the revenues section of our consolidated statements of operations includes revenues from golf course operations, room revenues from the Kapalua Villas, lease revenues, and real estate commission income. “Net sales” in our consolidated statements of operations includes sales of pineapple, retail merchandise at the Kapalua Resort, real estate inventories and sales of non-core land parcels (land not used in the Company’s operations). Revenues from golf course operations, the Kapalua Villas, and retail merchandise at the Kapalua Resort are included in our Resort segment revenues. Revenues from sales of real estate inventories, sales of non-core land parcels, real estate commission income and lease revenues are included in our Community Development segment revenues, and net sales of pineapple products are included in our Agriculture segment revenues. The Company’s presentation of operating revenues is intended to comply with Rule 5-03 of Regulation S-X, which requires registrants to separately state, a) net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others; (c)

P.O. Box 187 • Kahului, Maui, Hawai’i 96733-6687 • 808-877-3351 • Fax 808-871-0953
mauiland.com

income from rentals; (d) revenues from services; and (e) other revenues. Based on the requirements of Rule 5-03, we have included revenues from services in “operating income,” and have included net sales of tangible products in “net sales.”  Income from rentals represents approximately 1% to 2% of total revenues and is not required to be presented on a separate line within the revenues section.

Based on the number of different sources of revenues we have among our three segments, we acknowledge that the Company’s presentation of revenues could be clarified. We propose changing the description of “Net Sales” to “Product Revenues” and changing “Operating Income” to “Service Revenues” in our consolidated statements of operations in our Form 10-K filing for the year ending December 31, 2007. We will continue to disclose our various revenue sources and which revenue line they are included in our summary of significant accounting policies under “revenue recognition” in our Form 10-K filing for the year ending December 31, 2007. We believe that this presentation and related disclosure in our notes to financial statements is the most useful to the users of our financial statements and aligned with the requirements of Rule 5-03 of Regulation S-X.

Note 3 – Other Assets

Kapalua Bay Holdings, LLC, page 46

2.                                       We note your disclosure that indicates you own 51% of the outstanding membership units of Kapalua Bay Holdings, LLC. We further note you are not consolidating this entity in your financial statements. Please tell us in further detail, the factors considered to support your conclusion that this entity should not be capitalized. Provide an analysis including the significant decisions that require 75% of the outstanding units holder’s approval and those that can be made with less than 75% approval.

Company Response:

2.                                       The Company does not control Kapalua Bay Holdings, LLC (Bay Holdings) and, accordingly, believes that it is not appropriate to consolidate Bay Holdings based on guidance provided in FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (FIN 46(R)), EITF No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights (EITF 96-16) and EITF No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), as discussed below.

The Company determined that Bay Holdings is not a variable interest entity under FIN 46(R). Pursuant to the Kapalua Bay Holdings, LLC agreement among the three members of

Bay Holdings the following conditions of paragraph 5 (a), (b), and (c) of FIN 46(R) that subject an entity to consolidation do not exist:

5 (a):  The total equity investment at risk is $50.0 million, and represents approximately two-thirds of total assets. The entity was able to secure a $45.0 million non-recourse loan from the bank; accordingly, the total equity investment at risk is considered sufficient.

5 (b):  Bay Holdings’ members as a group have (1) the right to make significant decisions, (2) the obligation to absorb the expected losses, and (3) the right to receive the expected residual return.

5 (c):  Is not applicable because the entity’s activities are not conducted primarily on behalf of one of its members.

Bay Holdings is not a variable interest entity; accordingly, we considered guidance provided in EITF Nos. 96-16 and 04-5 to determine whether the other members of Bay Holdings have substantial participating rights to overcome the presumption of control by the Company, who acts as the managing member of Bay Holdings.

The Kapalua Bay Holdings, LLC agreement classifies decisions relating to the conduct of its business as either Extraordinary Major Decisions (“EMD”) or Ordinary Major Decisions (“OMD”). EMD must be approved by 100% of the membership interests and OMD must be approved by at least 75% of the membership interests. Thus, EMD and OMD must be approved by both the Company and Marriott, who are unaffiliated organizations. The Kapalua Bay Holdings, LLC agreement does not set forth decisions that can be made with less than 75% approval.

Certain of the EMD, among others, include the following:

•                  Approving any design development plans and specifications

•                  Incurring indebtedness for borrowed money, or refinancing existing indebtedness for borrowed money

•                  Approving any working plans and specifications (or modifications thereof) that deviate in any material respect from design development plans and specifications that shall have been approved by the members or deviate from the requirements of any contract by which the company or the subsidiary shall be bound

•                  Selecting or replacing the development manager

•                  Selecting or replacing the principal project architect

Certain of the OMD, among others, include the following:

•                  Making any modification to the project budget and financing plan, except as expressly authorized

•                  Agreeing to the terms and conditions of mortgage loan documents or any modification thereof

•                  Establishing prices and other terms for sales of residences

•                  Approving federal and state income tax returns for the company and authorizing the filing thereof

•                  Entering into (1) any project construction contract providing for a contract price in excess of $500,000, (2) any other project construction contract other than on a fixed or guaranteed maximum price basis with the low qualified bidder following competitive bidding, or (3) any contract with any development manger

•                  Approving any change order under any project construction contract, except for any change order that shall result in a decrease, or net increase of less than $50,000, in the total project cost

Based on the nature of Bay Holdings’ business, we believe that the EMD and OMD above represent significant decisions that would be expected to be made in the ordinary course of business in directing and carrying out the day-to-day activities of Bay Holdings which we believe constitute substantive participating rights as contemplated by EITF Nos. 96-16 and 04-5. We believe such decisions provide sufficient support to overcome the presumption that the Company controls Bay Holdings pursuant to the guidance provided in EITF Nos. 96-16 and 04-5.

3.                                       We note your disclosure that states how you anticipate recognizing revenues and expenses including shop improvements and costs paid on behalf of Bay Holdings. Please tell us the guidance you are relying upon in support for your accounting for these revenues and expenses. Please refer to paragraphs 41-43 of SFAS 66.

Company Response:

3.                                       In connection with the formation of Bay Holdings, the Company’s contribution of its fee interest in the land parcel was recorded by the Company in its investment in Bay Holdings at its carrying value (carryover historical cost basis) of the land parcel contributed because the contribution was not the culmination of the earnings process. In addition, the Company recorded certain costs paid in connection with the acquisition of Bay Holdings and the net book value of shop improvements in its investment in Bay Holdings account. The Company accounts for its investment in Bay Holdings using the equity method which, pursuant to APB No. 18, The Equity Method of Accounting for Investments in Common Stock, paragraph 18 (b), requires that the difference between the cost of an investment and the amount of underlying equity in the net assets of an investee be accounted for as if the investee were a consolidated subsidiary. The difference between the carrying value of our investment in Bay Holdings on our consolidated balance sheet and our underlying equity in the net assets of Bay Holdings consists of unrealized appreciation on the land that we contributed to Bay Holdings (which was recorded at fair value by Bay Holdings) less certain capitalized costs that we incurred directly, such as shop improvements and other capitalized costs which are not recorded by Bay Holdings. Through December 31, 2006, the unrealized appreciation on the land and related capitalized costs were not recognized because Bay Holdings had not yet begun selling its whole and fractional units in its Kapalua Bay Residences project.

In 2007, Bay Holdings began selling whole and fractional condominium units related to its Kapalua Bay Residences project and began recognizing profit on the percentage-of-completion method on the sales of its condominium units as development and construction on the project progresses. At the same time, we also began recognizing the net profit on our basis difference (referred to as income and expenses in our Form 10-K for 2006 representing the unrealized appreciation of the land parcel contributed less capitalized costs) in Bay Holdings using the percentage-of-completion method which is being recorded as part of our equity in income of affiliates in our statement of operations for 2007. We believe that recognizing our basis difference in Bay Holdings using the percentage-of-completion method is appropriate under FASB Statement No. 66, Accounting for Sales of Real Estate (SFAS 66) because Bay Holdings meets the criteria in paragraph 37 of SFAS 66 for profit recognition. Paragraphs 41 – 43 of SFAS 66 also support using the percentage-of-completion method as development and construction progresses because cost and profit on the Kapalua Bay Residences project can be reasonably estimated from previous experience.

Closing Comments

In connection with our responses above to the Staff’s comments, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions on the information provided to Adele Sumida, Controller & Secretary, at (808) 877-3895 or asumida@mlpmaui.com.

Respectfully,

/S/ ROBERT I. WEBBER

Robert I. Webber,
Chief Financial Officer &
Senior Vice President / Business Development
(Principal Financial Officer)